Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

September 22, 2017

VIA EDGAR

Ms. Laura Nicholson, Special Counsel

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cryoport, Inc. Post-Effective Amendment to Form S-1 on Form S-3 Filed August 31, 2017

File No. 333-203006

Dear Ms. Nicholson:

Cryoport, Inc. (the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2017, with respect to the Company’s Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed with the Commission on August 31, 2017 (File No. 333-203006) (as amended, the “Registration Statement”). Capitalized terms used and not defined herein have the meanings given in the Registration Statement.

Set forth below is the heading and text of the Staff’s comment followed by the Company’s response:

General

1.	Please clarify in the explanatory note the relationship between this filing and the registration statement on Form S-1 (333-212364) declared effective August 10, 2016. For example, please clarify in the explanatory note that you are continuing the registration of the offer and sale of the 1,640,401 shares of common stock issuable upon exercise of the remaining outstanding warrants pursuant to this post-effective amendment on Form S-3 (File No. 333-203006), and not pursuant to the registration statement on Form S-1 (333-212364). Please also clarify in the explanatory note that the secondary offering included in the Form S-1 (333-212364) declared effective August 10, 2016 has been terminated and you are concurrently filing a post-effective amendment to deregister unsold securities from that offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested clarifying disclosure to the explanatory note of Post-Effective Amendment No. 4 to the Registration Statement.

2.	Please disclose on the prospectus cover and in Plan of Distribution that Feltl and Company, Inc., is an underwriter within the meaning of Securities Act Section 2(a)(11).

Response:

The Company advises the Staff that on September 21, 2017, the Company entered into a letter agreement with Feltl and Company, Inc. (“Feltl”) pursuant to which the parties agreed to terminate the solicitation agent agreement between the Company and Feltl, dated August 28, 2017. Accordingly, Feltl will not act as the solicitation agent for the Registered Warrants and, therefore, will not solicit beneficial owners of the Registered Warrants to exercise their Registered Warrants. The Company confirms to the Staff that it does not intend to engage any other third parties to serve as the solicitation agent for the Registered Warrants. The Company further notes to the Staff that it has removed all references to Feltl or the solicitation agent in Post-Effective Amendment No. 4 to the Registration Statement.

* * *

If you have any additional questions or comments, please feel free to contact or our outside counsel, Anthony Ippolito of Snell & Wilmer L.L.P., at (714) 427-7409 (email: tippolito@swlaw.com), with any questions.

Very truly yours,

/s/ Robert Stefanovich
Robert Stefanovich
Chief Financial Officer

cc:	Anthony Ippolito, Snell & Wilmer L.L.P.

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